UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION
(Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

	By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

Date: April 30, 2013

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated April 30, 2013 – Thomson Reuters Reports First-Quarter 2013 Results